Filed Pursuant to Rule 424(b)(5)

Registration No. 333-205026

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, par value $0.01 per share	12,075,000	$61.50	$742,612,500	$86,291.57

(1)	Assumes exercise in full of the underwriters’ option to purchase up to 1,575,000 additional shares of Common Stock.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-205026) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 17, 2015)

10,500,000 shares

SS&C TECHNOLOGIES HOLDINGS, INC.

COMMON STOCK

We are offering 10,500,000 shares of our common stock.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SSNC.” On June 18, 2015, the last reported sale price of our common stock on The NASDAQ Global Select Market was $63.30 per share.

We expect to use a portion of the net proceeds from this offering, together with the proceeds from the debt financing transactions described in this prospectus supplement, to finance our pending acquisition of Advent Software, Inc. We expect to use the remaining net proceeds for general corporate purposes. Completion of this offering is not contingent upon consummation of the Advent acquisition or the terms of the acquisition. If the Advent acquisition is not consummated for any reason, we will use the net proceeds from this offering for general corporate purposes.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-26 of this prospectus supplement and on page 3 of the accompanying prospectus.

PRICE $61.50 PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to SS&C Before Expenses
Per share	$61.50	$1.99875	$59.50125
Total	$645,750,000	$20,986,875	$624,763,125

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional 1,575,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total price to the public would be $742,612,500, the total underwriting discounts and commissions would be $24,134,906 and the total proceeds to us would be $718,477,594.

The underwriters expect to deliver the common stock to purchasers on or about June 24, 2015.

Joint Book-Running Managers

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	CREDIT SUISSE

Co-Managers

BARCLAYS	BofA MERRILL LYNCH	JEFFERIES

June 18, 2015

ABOUT THIS PROSPECTUS SUPPLEMENT

On June 17, 2015, we filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-3 utilizing a shelf registration process relating to the securities described in this prospectus supplement, which became effective upon filing. Under this shelf registration process, we may, from time to time, offer and sell our common stock or other securities in one or more offerings.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of our shares of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. This information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC, to the extent incorporated by reference, will automatically update and supersede this information. See “Incorporation of Certain Documents by Reference.” You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find More Information” before investing in our common stock.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. This prospectus supplement and accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than our shares of common stock offered hereby, nor do this prospectus supplement and accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and accompanying prospectus is delivered or securities are sold on a later date.

Unless the context otherwise requires, in this prospectus supplement, the terms “SS&C,” the “Company,” “we,” “us” and “our” refer to SS&C Technologies Holdings, Inc. and its consolidated subsidiaries, excluding Advent, and references to our “common stock” include both the common stock and the Class A non-voting common stock of SS&C Technologies Holdings, Inc. As used in this prospectus supplement, the term “Advent” refers to Advent Software, Inc. and its subsidiaries, except as stated otherwise or the context requires otherwise, and the “Advent acquisition” refers to the proposed acquisition by SS&C of Advent and its subsidiaries.

NON-GAAP FINANCIAL MEASURES

The SEC has adopted rules to regulate the use in filings with the SEC and in other public disclosures of “non-GAAP financial measures,” which include EBITDA, Adjusted EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA. These measures are derived on the basis of methodologies other than in accordance with accounting principles generally accepted in the United States (“GAAP”). These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP, and

•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

The rules prohibit, among other things:

•	exclusion from non-GAAP liquidity measures of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, and

•	adjustment of a non-GAAP performance measure to eliminate or smooth items identified as nonrecurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to occur.

In addition to the financial information presented in accordance with GAAP, management has used the non-GAAP measures noted above in this prospectus supplement in its evaluation of past performance and prospects for the future. We define these terms as follows:

•	EBITDA is net income plus net interest expense, income tax provision and depreciation and amortization.

•	Adjusted EBITDA is EBITDA plus purchase accounting adjustments, capital-based taxes, unusual or non-recurring charges, stock-based compensation and other.

•	Consolidated EBITDA is Adjusted EBITDA plus Acquired EBITDA and cost savings, which is the EBITDA impact of significant businesses that were acquired by us during a period, as if such acquisitions occurred at the beginning of such period, as well as the cost savings achieved in connection with such acquisitions (and consists of adjustments permitted in calculating covenant compliance under our existing credit agreement).

•	Acquisition Adjusted EBITDA is Consolidated EBITDA plus Advent synergies, which consist of the anticipated (though not guaranteed) annual run-rate, pre-tax cost synergies to be realized by the end of three years after closing the Advent acquisition, from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses resulting from the Advent acquisition. See “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

We believe that these non-GAAP financial measures provide helpful information with respect to our historical and anticipated operating performance, liquidity and cash flows, including our ability to meet our future debt service obligations and to fund our capital expenditures and working capital requirements. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with the specified financial ratio and other financial condition tests contained in our existing credit agreement. Management uses these non-GAAP EBITDA measures to gauge the costs of our capital structure on a day-to-day basis when full financial statements are unavailable. Management further believes that providing this information allows our investors greater transparency and a better understanding of our ability to meet our debt service obligations and make capital expenditures.

The non-GAAP EBITDA measures that we use do not represent net income or cash flow from operations as those terms are defined by GAAP and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. Further, our existing credit agreement requires that Consolidated EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Because they are not recognized measurements under GAAP, investors should not consider the non-GAAP financial measures presented in this prospectus as substitutes for measures of our financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. Because other companies may calculate similar non-GAAP measures differently than we do, the non-GAAP financial measures presented in this prospectus may not be comparable to similarly titled measures reported by other companies.

The non-GAAP EBITDA measures presented in this prospectus have other limitations as analytical tools, when compared to the use of net income, which is the most directly comparable GAAP financial measure, including:

•	these measures do not reflect the provision of income tax expense in our various jurisdictions,

•	these measures do not reflect the significant interest expense we incur as a result of our debt leverage,

•	these measures do not reflect any attribution of costs to our operations related to our investments and capital expenditures through depreciation and amortization charges,

•	Adjusted EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA do not reflect the cost of compensation we provide to our employees in the form of stock option awards,

•	Adjusted EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA exclude expenses that we believe are unusual or non-recurring, but which others may believe are normal expenses for the operation of a business, and

•	Acquisition Adjusted EBITDA gives effect to the annual run-rate, pre-tax cost synergies that we expect to achieve by the end of three years after closing the Advent acquisition, and therefore accelerates the benefits we expect into the current period. See “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

We compensate for the limitations described above by relying primarily on our GAAP results and using the non-GAAP EBITDA measures only for supplemental purposes.

For a reconciliation of the non-GAAP financial measures presented herein to the most comparable GAAP measures, see “Prospectus Summary—Reconciliation of Non-GAAP Financial Measures.”

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included in or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus, as well as the financial statements and related notes thereto and other information included in or incorporated by reference into this prospectus supplement and accompanying prospectus.

Overview

SS&C provides the global financial services industry with a broad range of highly specialized software and software-enabled services for operational excellence. We are a leading provider of mission-critical products and services to over 7,000 clients throughout North America, EMEA and Asia Pacific. Our solutions, deployed with a flexible delivery model, address the operational challenges faced in the front, middle and back offices of complex financial institutions. We believe that our software-enabled services provide superior client support and an attractive alternative to installing, managing and maintaining complicated financial software. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund accounting, transfer agency, funds-of-funds, tax processing and regulatory reporting. We offer clients the flexibility to choose from multiple software delivery options, including installed applications and hosted, multi-tenant or dedicated applications. Additionally, we provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services.

Our average revenue retention rate for the last four years is approximately 93% on our software-enabled services and maintenance contracts for our core enterprise products. We believe that the high value-added nature of our products and services has enabled us to maintain these revenue retention rates and significant operating margins. We generated revenues of $767.9 million for the year ended December 31, 2014 and $205.7 million for the quarter ended March 31, 2015, while Adjusted EBITDA for the same periods were $320.1 million and $81.3 million, respectively. Our net income for the year ended December 31, 2014 was $131.1 million and $26.2 million for the quarter ended March 31, 2015. See “—Reconciliation of Non-GAAP Financial Measures” for how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income. Additionally, we generated $252.5 million in cash from operating activities in 2014, compared to $208.3 million in 2013, and generated $31.2 million in cash from operating activities compared to $38.6 million for the quarters ended March 31, 2015 and 2014, respectively. As of March 31, 2015, we had 4,573 full-time employees operating in facilities and offices in 32 locations in North America and 23 offices in Europe, Asia, Australia and Africa.

In February 2015, we entered into a merger agreement to acquire Advent for an enterprise value of approximately $2.63 billion. We believe that the combination of SS&C’s expertise and technology with Advent’s comprehensive product offering will increase the depth of SS&C’s expertise, software technology and services. We believe that the Advent acquisition will increase SS&C’s business and geographical diversification and scale and add a stable and attractive revenue base, as demonstrated by Advent’s approximately 90% recurring revenue rate over the last five years. After giving effect to the Advent acquisition, we would have generated pro forma revenues of $1.06 billion for the year ended December 31, 2014 and $308.8 million for the quarter ended March 31, 2015, while pro forma Acquisition Adjusted EBITDA would have been $515.5 million for the year ended December 31, 2014 and $128.7 million for the quarter ended March 31, 2015. On a pro forma basis, we would have had a net loss for the year ended December 31, 2014 of $11.4 million and net income of $3.9 million for the quarter ended March 31, 2015. See “—Unaudited Pro Forma Combined Condensed Financial Information” and “—Reconciliation of Non-GAAP Financial Measures” for how we calculate pro forma Acquisition Adjusted EBITDA and a reconciliation of pro forma Acquisition Adjusted EBITDA to net income.

The pro forma revenues of the combined company for the year ended December 31, 2014 and quarter ended March 31, 2015 are represented by each of the following sources of revenues for the periods indicated:

We believe that SS&C has the ability to offer Advent’s existing client base who use in-house technology, operations and accounting the opportunity to convert to a cloud-based hosted or outsourced model. With a combined client base of over 10,000 clients, we believe the companies’ combined solutions and services will drive stronger long-term growth and present cross-selling and cost savings opportunities. Based on our track record of 40 successful acquisitions completed to date, we believe we have the experience and ability to integrate and improve operating margins of acquired businesses.

We expect that the Advent acquisition will provide annual run-rate, pre-tax cost synergies of approximately $45 million by the end of three years after closing the Advent acquisition, with revenue synergies offering potential incremental upside. Cost synergies are expected to be created from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses. There is no guarantee that these cost savings will be achieved.

Market Trends

The demand for our products and services comes from a number of distinct sources: new hedge fund and private equity fund formation, new business lines and combinations of business lines at existing clients, replacement of legacy and competitor systems and expansion of our existing client relationships. Underlying these demand drivers are several industry trends, including:

•	Significant increase in global assets: The wealth management and alternatives industry are experiencing its strongest period of growth since the financial crisis. High net worth individuals and global assets under management in emerging markets have reached new highs and in North America and Europe, an increasingly sophisticated investor base continues to allocate significant investment to the alternative asset class. New entrants, globalizing markets, and evolving regulation have challenged firms to rethink how they generate revenue and profitably operate. We believe we are uniquely positioned to support wealth managers given our domain expertise, the diversity of our client base, and our global reach.

•	Regulatory changes: Our clients must comply with rules, regulations, directives, and standards from governmental and self-regulating organizations. Even years after the enactment of Dodd-Frank, Form PF, AIFMD, FATCA, EMIR and other local reforms, many of the rules are still being defined. We expect regulatory changes to increase the complexity of compliance and the demand for our products and services and motivate clients to develop systems infrastructure and research management processes to comply with regulatory requirements.

•	Technological paradigm shift: We have recently seen an increased demand for software delivery options, including cloud-based services, social collaboration and information access through mobile devices. Cloud solutions allow firms to use a broader range of capabilities without incurring implementation or maintenance costs, with software that can be upgraded with limited disruption to a company’s current operations. Accessibility and demands for collaboration is also a key driver of cloud adoption. Mobility is increasingly relevant for the investment management industry and therefore we believe clients have increased expectations of anytime, anywhere access to portfolio and client data, as well as the ability to communicate and collaborate.

•	Increased demands for transparency, efficiency, and risk management: Firms continue to focus on operational risk, resulting from discoveries of fraud and mismanagement during the 2008-2012 U.S. financial crisis and concerns regarding transparency and counterparty exposure. This continued focus has led investment management firms to strive to provide investment data accurately, institutionalize investment operations, and automate their investment process. On the wealth management and advisory sides of our business, we have seen further evolution of the relationship between the end client and a firm, with investors demanding transparency and a customized client experience. We expect that wealth managers will need to become familiar with their clients’ preferences for account access and communication and cater to them. Finally, both institutional and individual investors, faced with increasingly competitive low-fee and automated options, are pushing investment managers for greater efficiencies and lower fees.

Products and Solutions

SS&C is a leading provider of investment management software, institutional outsourcing, and fund administration services worldwide. We offer expertise, independence, transparency, and nimble, world-class technology. SS&C’s portfolio of over 80 products offers software and services for the entire investment lifecycle, including account management, pre- and post-trade compliance, portfolio, insurance, loan, and fund accounting, and client, regulatory, and performance reporting. Approximately 7,000 financial services organizations, from the world’s largest institutions to local firms, manage and account for their investments using SS&C’s products and services. Collectively, these clients manage over $26 trillion in assets. SS&C’s clients include over two-thirds of the top 75 insurance companies, and over 90% of municipal bonds are structured by SS&C’s DBC products. SS&C’s business is distributed into three categories: (i) alternative assets business targeted at hedge funds, fund of funds, and private equity funds, (ii) institutional and investment management business directed toward institutional asset management, insurance, REITs, wealth management and pension funds and (iii) target solutions business for property management, municipal finance, financial modeling, money market processing and training. Data center facilities are managed and operated by SS&C and are Service Organization Control certified under the Statement on Standards for Attestation Engagements, hosting over 1,400 global customers. Furthermore, SS&C’s TradeThru is used by financial institutions in more than 40 countries throughout the world. For the quarter ended March 31, 2015, SS&C generated approximately 60%, 29% and 11% of its revenues from the alternative assets, institutional and investment management and target solutions businesses, respectively.

Advent is a leading provider of software products, data interfaces, and related services that automate and integrate mission-critical functions of investment management organizations. Advent’s suite of complementary products for the front, middle and back office include Advent’s portfolio accounting and management systems, a trading and order management system, a client management system, and an automated transaction and position reconciliation system. These products address the need to facilitate the management of increasingly large and complex information and data flows, both within investment management organizations and between such organizations and third parties, among them brokerage/RIA firms, clients, custodians, banks, pricing services and other data providers. Advent’s products are designed to reduce client costs, improve the accuracy of client information and generally enable clients to devote more time to improving the service they provide to their customers rather than to operational details. As of May 30, 2015, Advent has licensed its products to approximately 4,300 institutions in more than 50 countries. For the quarter ended March 31, 2015, Advent generated approximately 32% of its revenue from the Axys, Advent Portfolio Exchange and OnDemand products and approximately 29% of its revenue from its Geneva product.

We believe that clients of SS&C and Advent benefit from complementary, market-leading products in alternative assets, traditional asset management and wealth management industries, as illustrated in the table below:

Industry	SS&C	Advent	Mission Critical Product Offerings

Alternative Assets	Regulatory Services Middle Office Services Portals/Mobility Recon™ e-Investor	Geneva® Axys® Moxy®

•       Provide solutions for the financial services industry across the entire delivery spectrum

•       Address critical tasks, including:

•       Portfolio accounting, management, and reporting

•       Trading and trade order management

•       Reconciliation management

Asset Management	Recon™ Pages™ Sylvan™ Anova™ Portals/Mobility Outsourcing	Advent Portfolio Exchange® (APX) Advent Custodial Data® (ACD) Moxy®	• Performance measurement • Enterprise reporting / investor accounting • Analytics and risk modeling • Data management • Provide accuracy and transparency, critical for investor due diligence

Advisor/ Wealth Management	Recon™ Pages™ Portals/Mobility Outsourcing	Black Diamond® Axys®	• Offered by market leaders with institutional caliber controls and infrastructure, resulting in high customer retention

Competitive Strengths

The following are our core strengths that we believe enable us to differentiate ourselves in the markets we serve:

Global industry leader with strong market position focused on software and software-enabled services for the financial industry.

We are a global business providing broad portfolio of over 80 software products and software-enabled services and have 55 offices worldwide. As of March 31, 2015, we had over 4,100 development, service and support professionals with significant expertise across the industries that we serve and a deep working knowledge of our clients’ businesses. We provide highly flexible, scalable, and cost-effective products and solutions that enable our clients to track complex securities, better employ sophisticated investment strategies, scale efficiently, and meet evolving regulatory requirements. We believe our product and service offerings position us as a leader within the specific verticals of the financial software and services market in which we compete. Our products and services allow our clients to integrate their front-office, middle-office, and back-office functions, which enables a straight-through processing that increases productivity and reduces costs.

Diverse blue chip customer base with highly diversified revenues.

Following the consummation of the Advent acquisition, we expect to have a broad and diverse blue chip customer base serving over 10,000 clients with no customer accounting for more than 3% of pro forma revenues for the year ended December 31, 2014. Following the consummation of the Advent acquisition, the pro forma revenues of SS&C and Advent will be highly diversified across our client base. The charts below set forth the pro forma revenues by end market of the combined company for the year ended December 31, 2014 and quarter ended March 31, 2015:

(1)	Targeted Solutions comprises property management, municipal finance, financial modelling and money market processing firms.

Deeply embedded mission-critical product offering.

We have deep and long-standing relationships with our clients on a global basis. The majority of our products are deployed in applications with highly specialized requirements. Our mission-critical product offerings provide solutions for the financial services industry across the entire trade lifecycle, including portfolio accounting, management and reporting, trading and trade order management, reconciliation management, performance measurement, enterprise reporting and investor accounting, analytics and risk modeling and data management. Our solutions provide accuracy and transparency, which are critical to investor due diligence. Our products are proven market leaders with institutional caliber controls and infrastructure leading to high customer retention.

We believe that our high customer retention will continue to drive stable and transparent recurring revenues for both SS&C and Advent, following consummation of the Advent acquisition.

Experienced management team with strong integrating and operating track record.

Our management team, operating within an entrepreneurial culture with on average more than 15 years of experience in the software and financial services industries, has a long track record of operational excellence, and a proven ability to acquire and integrate complementary businesses, as demonstrated by the 40 businesses we have acquired since 1995.

Our management team leads a rigorous evaluation of potential acquisitions to ensure that they satisfy our product or service needs and will integrate with our business while also meeting our targeted financial goals. As a result, our acquisitions have contributed marketable products or services that have added to our revenues, and we have been able to improve the operational performance and profitability of our acquired businesses, creating significant value for our stockholders. Our management team is highly committed to our long-term success, and our Chief Executive Officer is highly invested in our long-term potential, as evidenced by his ownership of 19.9% of our equity as of March 31, 2015.

Business Strategies

Our strategy is to continue to deliver compelling solutions and value propositions to our customers in the software and software-enabled services market. The following are key elements to our strategy for achieving this objective:

Build upon and extend our leadership position in software and software-enabled services in the financial industry.

We intend to continue to deliver best-in-class offerings in software and software-enabled services to our alternative asset, institutional, and wealth management client base. After consummation of the Advent acquisition, we believe we can improve our visibility in the market, and enhance our customer’s overall operations and experience. We intend to increase our market penetration in our existing industry verticals and geographies through competitive share gain and by cross-selling between our product lines. We believe that the combination of SS&C and Advent presents the following opportunities:

•	SS&C and Advent customers will benefit from the complementary, market-leading products in alternative assets, traditional asset management and wealth management industries.

•	SS&C offerings such as regulatory solutions, derivatives processing, valuations agent, securitized bank loans processing, managed services and business process outsourcing will become available to Advent clients.

•	Advent’s existing client base, who use in-house technology, operations and accounting may benefit by converting to a fully outsourced, cloud-based middle- and back-office model.

Furthermore, after consummation of the Advent acquisition, our combined client base of 10,000 clients will represent a fraction of the total number of financial services providers globally. We believe there is opportunity to grow our client base over time as our products become more widely adopted. We believe we also have an opportunity to capitalize on the increasing adoption of outsourcing mission-critical operations by financial services providers as they continue to replace inadequate legacy solutions and custom in-house solutions that are inflexible and costly to maintain.

Provide customers with highly differentiated solutions that deliver compelling value.

We intend to leverage our deeply embedded software and software-enabled solutions and customer relationships to drive customer-focused innovations. SS&C has made over 40 strategic acquisitions since its inception which has resulted in accretive expertise and technology/service offerings. We have focused on building substantial financial services domain expertise through close working relationships with our clients, enabling us to respond to our clients’ most complex financial, accounting, tax and regulatory needs. We intend to maintain and enhance our technological leadership by building valuable new software-enabled services and solutions, continuing to invest in internal development and opportunistically acquiring products and services that address the highly specialized needs of the financial services industry. We intend to continue to develop our products in a cost-effective manner by leveraging common components across product families.

Capitalize on longer-term secular growth trends.

With our combined footprint and best-in-class product offering, we aim to capture a significant share of the IT spend of alternative asset, institutional asset and wealth managers through leveraging the deeply embedded service offering we provide and outdistancing the competition. We expect regulatory changes to increase the complexity of compliance and the demand for our products and services, as well as motivate clients to develop infrastructure and research management processes to mitigate regulatory exposure. We plan to benefit from the growing software spend in the increasingly complex and more highly regulated financial services landscape.

Increase profitability through margin expansion.

We have a proven track record of increasing operating margins both organically and inorganically. We expect to continue to improve margins through cost reductions, operating efficiencies, and realization of cost synergies. We also expect to drive increased margins through delivering innovative end-to-end solutions that provide significant value to customers and warrant premium pricing. After consummation of the Advent acquisition, we will have significant scale with best-in-class solutions and software-enabled services across the delivery spectrum, which we believe, combined with a diversified service offering and client base, will help drive stable revenues and increased operating leverage. Our operating flexibility allows us to scale our costs based on client demands. Additionally, our low capital expenditure and working capital requirements further drive strong cash flow conversions.

Recent Developments

Pending Acquisition of Advent.

On February 2, 2015, we entered into a merger agreement with Advent. Under the merger agreement, each outstanding share of Advent’s common stock will convert into the right to receive $44.25 in cash, for total acquisition consideration of approximately $2.63 billion (including the assumption of Advent’s existing debt). Following consummation of the transactions contemplated by the merger agreement, Advent will be our wholly-owned subsidiary.

Completion of the Advent acquisition is subject to various customary conditions, including:

•	receipt of all required regulatory approvals,

•	the absence of any law, order, judgment or other legal restraint prohibiting or otherwise making illegal the consummation of the Advent acquisition,

•	performance by the parties in all material respects of their respective obligations under the merger agreement,

•	the accuracy of representations and warranties, subject to specified materiality standards, and

•	Advent not having experienced a material adverse change.

On June 17, 2015, the United States Department of Justice cleared the Advent acquisition, terminating the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

This offering is not contingent upon the Advent acquisition occurring on a timely basis, or at all, or on the terms of the Advent acquisition. As a result, we cannot assure you that the Advent acquisition will be consummated or, if consummated, that it will be consummated for the price, within the timeframe or on the terms and with the anticipated benefits we currently expect.

Financing of the Advent Acquisition.

We intend to fund the purchase of Advent’s common stock, the refinancing of loans outstanding under our existing credit agreement, repayment of Advent’s existing debt and the payment of related fees and expenses with:

•	a portion of the net proceeds from this offering of common stock,

•	borrowings under new senior secured credit facilities in an aggregate principal amount of $2.63 billion, or the Senior Secured Credit Facilities, which we expect to be comprised of:

•	a $40 million 5-year senior secured term loan facility to be made available to our wholly-owned subsidiary, SS&C European Holdings S.a.R.L., or Term Loan A-1,

•	a $160 million 5-year senior secured term loan facility to be made available to our wholly-owned subsidiary, SS&C Technologies Holdings Europe S.a.R.L., or Term Loan A-2,

•	a $1.82 billion 7-year senior secured term loan facility to be made available to SS&C Technologies Inc., or Term Loan B-1,

•	a $460 million 7-year senior secured term loan facility to be made available to SS&C Technologies Holdings Europe S.a.R.L., or Term Loan B-2, and

•	a $150 million 5-year senior secured revolving credit facility to be made available to SS&C Technologies Inc. (which is expected to be undrawn at the closing of the Advent acquisition and be available for working capital purposes), and

•	the net proceeds from a new issue of our senior unsecured notes in an aggregate principal amount of $500 million, or the Notes.

This offering is not contingent upon our entering into the Senior Secured Credit Facilities or issuing the Notes, or the terms of these transactions. As a result, we cannot assure you that these financing transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect.

The Notes are expected to be sold in a private transaction that is not registered under the Securities Act of 1933, as amended, or the Securities Act. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy the Notes.

Corporate Information

Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, our telephone number at that address is (860) 298-4500 and our Internet address is http://www.ssctech.com. The information on our website is not incorporated by reference into this prospectus supplement or the registration statement of which it forms a part, and you should not consider it to be a part of this document.

THE OFFERING

The summary below contains basic information about this offering. It does not contain all of the information that is important to you. You should read this prospectus supplement and accompanying prospectus and the documents incorporated by reference in this prospectus supplement and accompanying prospectus carefully before making an investment decision.

Common stock offered	10,500,000 shares of common stock.

Underwriters’ option to purchase additional shares	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,575,000 of additional shares of common stock.

Common stock to be outstanding after this offering	92,352,000 shares (93,927,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $625 million. We expect to use a portion of the net proceeds from this offering, together with the proceeds from the Senior Secured Credit Facilities and the Notes, to finance our pending acquisition of Advent, to refinance the loans outstanding under our existing credit agreement, repay Advent’s existing indebtedness and to pay related fees and expenses. We expect to use the remaining net proceeds, including any proceeds from the underwriters’ exercise of their option to purchase additional shares, for general corporate purposes. Completion of this offering is not contingent upon consummation of the Advent acquisition or the terms of the Advent acquisition. If the Advent acquisition is not consummated for any reason, we will use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

NASDAQ symbol	SSNC

Risk factors	See “Risk Factors” beginning on page S-26 of this prospectus supplement, page 3 of the accompanying prospectus, page 18 of our Annual Report on Form 10-K for the year ended December 31, 2014, page 2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, page 15 of Advent’s Annual Report on Form 10-K for the year ended December 31, 2014 and page 39 of Advent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the issuance of up to 1,575,000 additional shares of common stock, which the underwriters have the option to purchase from us.

UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information sets forth selected pro forma consolidated financial information for SS&C and is derived from, and should be read in conjunction with, the consolidated financial statements and related notes in SS&C’s Annual Report on Form 10-K for the year ended December 31, 2014, the condensed consolidated financial statements and related notes in SS&C’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, the consolidated financial statements and related notes in Advent’s Annual Report on Form 10-K for the year ended December 31, 2014 and the condensed consolidated financial statements and related notes in Advent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this prospectus supplement.

On February 2, 2015, SS&C entered into a merger agreement with Advent and one of SS&C’s wholly-owned subsidiaries. Under the merger agreement, each outstanding share of Advent’s common stock will convert into the right to receive $44.25 in cash, for total acquisition consideration of approximately $2.4 billion plus the repayment of existing indebtedness and non-cash consideration related to the exchange of share-based awards for total purchase consideration of approximately $2.63 billion. Following consummation of the transactions contemplated by the merger agreement, Advent will be SS&C’s wholly-owned subsidiary. The Unaudited Pro Forma Combined Condensed Statements of Operations reflect the pro forma impact of the following transactions as if they had been completed on January 1, 2014, and the Unaudited Pro Forma Combined Condensed Balance Sheet reflects the pro forma impact of the following transactions as if they had been completed on March 31, 2015:

•	the consummation of the Advent acquisition,

•	this offering of 10,500,000 shares of our common stock (at a price to public of $61.50 per share),

•	the incurrence of $2.48 billion under the Senior Secured Credit Facilities,

•	the issuance of the Notes in an aggregate principal amount of $500 million,

•	the repayment of $806 million of existing SS&C and Advent debt, and

•	the payment of the expenses and fees related to each of the above.

The Unaudited Pro Forma Combined Condensed Statement of Operations for the three months ended March 31, 2015 is based upon SS&C’s historical unaudited statement of operations for the three months ended March 31, 2015, as filed with the Securities and Exchange Commission (“SEC”) in SS&C’s Quarterly Report on Form 10-Q on May 1, 2015, combined with the historical unaudited statement of operations of Advent for the three months ended March 31, 2015, as filed with the SEC on Advent’s Quarterly Report on Form 10-Q on May 7, 2015, both of which are incorporated by reference into this prospectus supplement. The Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 2014 is based upon SS&C’s historical audited statement of operations for the year ended December 31, 2014, as filed with the SEC in its Annual Report on Form 10-K on February 26, 2015, combined with the historical audited statement of operations of Advent for the year ended December 31, 2014, as filed with the SEC in Advent’s Annual Report on Form 10-K on February 24, 2015, both of which are incorporated by reference into this prospectus supplement. Pro forma adjustments included therein are based upon available information and assumptions that management believes are reasonable. Such adjustments are estimated and are subject to change. The Unaudited Pro Forma Combined Condensed Statements of Operations for the three months ended March 31, 2015 and for the year ended December 31, 2014 depict the effect of the acquisition of Advent as if the transaction had occurred on January 1, 2014. Certain historical financial statement line items for Advent and SS&C, including sales and marketing expense, general and administrative expense, and Advent’s amortization of other intangibles, have been condensed into selling, general, and administrative expense.

The Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31, 2015 is based upon SS&C’s historical unaudited balance sheet as of March 31, 2015, combined with the unaudited historical balance sheet of Advent as of March 31, 2015, both of which are incorporated by reference into this prospectus supplement. The Unaudited Pro Forma Combined Condensed Balance Sheet is presented as if the acquisition of Advent had occurred on March 31, 2015. Pro forma adjustments included therein are based upon available information and assumptions that management believes are reasonable. Such adjustments are estimated and are subject to change. Certain financial statement line items included in Advent’s historical presentation have been condensed to conform to corresponding financial statement line items included in SS&C’s historical presentation, including condensing other intangibles, net and other assets into intangible and other assets, net.

The Advent acquisition is reflected in the unaudited pro forma combined condensed financial statements as a business combination using the acquisition method of accounting, in accordance with ASC 805, Business Combinations, under accounting principles generally accepted in the United States (“GAAP”). Under these accounting standards, the total purchase consideration was calculated as described in Note 2 to the unaudited pro forma combined condensed financial information, and the assets acquired and the liabilities assumed have been presented at their preliminary estimated fair value. For the purpose of measuring the preliminary estimated fair value of the assets acquired and liabilities assumed, management has applied the accounting guidance under GAAP for fair value measurements, using established valuation techniques. This guidance establishes the framework for measuring fair value for any asset acquired or liability assumed under GAAP. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

The pro forma adjustments and allocation of purchase price of the Advent acquisition are preliminary and are based on management’s estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. This final valuation will be based on the actual net tangible and intangible assets that exist as of the date of the completion of the Advent acquisition and related financing transactions. Any final adjustments may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma combined condensed financial information. In addition, the timing of the completion of the Advent acquisition and related financing transactions and other changes in our net tangible and intangible assets prior to the completion of the transactions described above could cause material differences in the information presented.

The unaudited pro forma combined condensed financial information is provided for informational and illustrative purposes only and does not purport to represent what our actual consolidated results of operations or financial condition would have been had these transactions occurred on the dates assumed, nor is it necessarily indicative of our future consolidated results of operations or financial condition. The pro forma adjustments, as described in the notes to the unaudited pro forma combined condensed financial information, are based on currently available information. Management believes such adjustments are factually supportable, directly attributable, and with respect to the Unaudited Pro Forma Combined Condensed Statements of Operations, are expected to have a continuing impact to the combined results.

This offering is not contingent upon consummation of the Advent acquisition, our entering into the Senior Secured Credit Facilities, the issuance of the Notes, or the terms of these transactions. As a result, we cannot assure you that these transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect.

	Unaudited Pro Forma Combined Condensed Statement of Operations
	Three Months Ended March 31, 2015
	Historical SS&C Technologies	Historical Advent	Pro Forma Adjustments		Debt Offerings Pro Forma Adjustments		Pro Forma Combined Condensed
	(in thousands, except for earnings per share data)
Revenues	$205,735	$103,264	$(233	)(H)			$308,766

Cost of revenues	112,307	30,502	25,836	(A),(B)			168,645
Operating expenses:
Selling, general & administrative	30,687	31,919	1,258	(C),(G)			63,864
Research and development	19,608	19,557					39,165
Transaction-related fees		8,444	(8,444	)(K)			—
Restructuring charges		2,643					2,643

Total operating expenses	50,295	62,563	(7,186)		—		105,672

Income (loss) from operations	43,133	10,199	(18,883)		—		34,449
Interest income (expense), net	(5,600)	(1,335)			(26,148	)(D),(E),(F)	(33,083)
Other income (expense), net	(1,507)	438					(1,069)

Income (loss) before income taxes	36,026	9,302	(18,883)		(26,148)		297
Provision (benefit) for income taxes	9,780	4,226	(7,364	)(I)	(10,198	)(I)	(3,556)

Net income (loss)	$26,246	$5,076	$(11,519)		$(15,950)		$3,853

Basic earnings per share	$0.31						$0.04
Basic weighted average number of common shares outstanding	84,263						94,763	(J)
Diluted earnings per share	$0.30						$0.04
Diluted weighted average number of common and common equivalent shares outstanding	88,456						98,956	(J)

See accompanying notes, including Note 3.

	Unaudited Pro Forma Combined Condensed Statement of Operations
	Year Ended December 31, 2014
	Historical SS&C	Historical Advent	Pro Forma Adjustments		Debt Offerings Pro Forma Adjustments		Pro Forma Combined Condensed
	(in thousands, except earnings per share data)
Revenues	$767,861	$396,820	$(109,000	)(H)			$1,055,681
Cost of revenues	410,731	117,521	102,853	(A),(B)			631,105
Operating expenses:
Selling, general & administrative	99,471	121,397	1,884	(C),(G)			222,752
Research and development	57,287	69,532					126,819
Restructuring charges		4,628					4,628

Total operating expenses	156,758	195,557	1,884		—		354,199

Income (loss) from operations	200,372	83,742	(213,737)		—		70,377
Interest income (expense), net	(25,472)	(7,251)			(102,251	)(D),(E),(F)	(134,974)
Other income (expense), net	2,754	290					3,044

Income (loss) before income taxes	177,654	76,781	(213,737)		(102,251)		(61,553)
Provision (benefit) for income taxes	46,527	26,518	(83,357	)(I)	(39,878	)(I)	(50,190)

Net income (loss)	$131,127	$50,263	$(130,380)		$(62,373)		$(11,363)

Basic earnings per share	$1.57						$(0.12)
Basic weighted average number of common shares outstanding	83,314						93,814	(J)
Diluted earnings per share	$1.50						$(0.12)
Diluted weighted average number of common and common equivalent shares outstanding	87,331						93,814	(J)

See accompanying notes, including Note 4.

	Unaudited Pro Forma Combined Condensed Balance Sheet
	As of March 31, 2015
	Historical SS&C	Historical Advent	Advent Pro Forma Adjustments		Equity Offering Pro Forma Adjustments		Debt Offerings Pro Forma Adjustments		Pro Forma Combined Condensed
	(in thousands)
Current Assets:
Cash and cash equivalents	$88,330	$23,490	$(2,623,000	)(E)	$624,763	(A)	$2,298,612	(B)	$412,195
Short-term marketable securities		4,296							4,296
Accounts receivable, net	103,802	62,495							166,297
Prepaid expenses and other current assets	11,681	29,673							41,354
Prepaid income taxes	11,912						4,380	(C)	16,292
Deferred income taxes	2,627	31,777							34,404
Restricted cash	1,478								1,478

Total current assets	219,830	151,731	(2,623,000)		624,763		2,302,992		676,316

Net property, plant, and equipment	52,810	26,070							78,880
Deferred income taxes	1,298	18,178							19,476
Goodwill	1,541,768	198,554	1,741,592	(J)					3,481,914
Intangible and other assets, net	391,033	29,200	1,146,710	(H),(I)			39,922	(C)	1,606,865
Non-current assets of discontinued operation		1,093							1,093

TOTAL ASSETS	$2,206,739	$424,826	$265,302		$624,763		$2,342,914		$5,864,544

Current Liabilities:
Current portion of long-term debt	$19,061	$20,000	$(20,000	)(E)	$—		$13,739	(D)	$32,800
Accounts payable	12,144	11,397							23,541
Income taxes payable		1,233							1,233
Accrued employee compensation and benefits	18,970								18,970
Other accrued expenses	37,462	37,548	37,050	(G)					112,060
Deferred income taxes	151								151
Deferred revenue	80,729	191,740	(109,933	)(K)					162,536
Current liabilities of discontinued operation		614							614

Total current liabilities	168,517	262,532	(92,883)		—		13,739		351,905

Deferred revenues, long-term		6,273							6,273
Long-term debt	576,192	185,000	(185,000	)(E)			2,359,108	(D)	2,935,300
Other long-term liabilities	27,096	9,555							36,651
Long-term income taxes payable		9,513							9,513
Deferred income taxes	97,169		497,099	(L)			(9,002	)(C)	585,266
Non-current liabilities of discontinued operation		2,008							2,008

Total liabilities	868,974	474,881	219,216		—		2,363,845		3,926,916

Stockholders’ equity:
Class A common stock	27								27
Common stock	825	527	(527	)(F)	105	(A)			930
Additional paid in capital	976,449	75,925	(68,894	)(F),(E)	624,658	(A)			1,608,138
Accumulated other comprehensive (loss) income	(51,340)	(1,321)	1,321	(F)					(51,340)
Retained earnings	429,789	(125,186)	114,186	(F),(G)			(20,931	)(C),(D)	397,858

	1,355,750	(50,055)	46,086		624,763		(20,931)		1,955,613
Less: cost of common stock in treasury, 786 shares	(17,985)								(17,985)

Total stockholders’ equity (deficit)	1,337,765	(50,055)	46,086		624,763		(20,931)		1,937,628

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,206,739	$424,826	$265,302		$624,763		$2,342,914		$5,864,544

See accompanying notes, including Note 5.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 1—The Transaction

On February 2, 2015, SS&C entered into a merger agreement with Advent and one of SS&C’s wholly-owned subsidiaries. Under the merger agreement, each outstanding share of Advent’s common stock will convert into the right to receive $44.25 in cash, for total acquisition consideration of approximately $2.4 billion plus the repayment of existing indebtedness and non-cash consideration related to the exchange of share-based awards for total purchase consideration of approximately $2.63 billion. Following consummation of the transactions contemplated by the merger agreement, Advent will be SS&C’s wholly-owned subsidiary.

We intend to finance the consideration for the Advent acquisition, the refinancing of loans outstanding under our and Advent’s existing credit agreements, and the payment of related of fees and expenses with the following:

•	a portion of the proceeds from this offering of 10,500,000 shares of common stock (at a price to public of $61.50 per share),

•	the incurrence of $2.48 billion under the Senior Secured Credit Facilities, and

•	the issuance of the Notes in an aggregate principal amount of $500 million.

Note 2—Calculation of Estimated Consideration Transferred and Pro Forma Allocation of Consideration to Net Assets Acquired (in thousands)

Within the unaudited pro forma combined condensed financial statements as of March 31, 2015, the transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed have been recorded at fair value, with the remaining purchase price recorded as goodwill. In addition, we have evaluated the treatment of share-based awards that will be exchanged at the acquisition date and determined that a portion of the fair value of the award is attributable to pre-combination services. The fair value attributable to pre-combination services has been included as non-cash consideration.

The following table summarizes the preliminary allocation of consideration to the net assets acquired as if the acquisition of Advent had occurred on March 31, 2015:

Purchase of Advent’s equity	$2,418,000
Repayment of existing indebtedness	205,000

Total cash consideration	2,623,000

Fair value of replacement awards attributable to pre-combination services	7,031

Total purchase consideration	$2,630,031

Purchase price allocated to:
Cash and short-term marketable securities	$27,786
Other assets	177,196
Intangible assets	1,168,000
Goodwill	1,940,146

Assets acquired	3,313,128

Deferred taxes, net	(497,099)
Deferred revenue	(88,080)
Other liabilities	(97,918)

Liabilities assumed	(683,097)

Total purchase price	$2,630,031

The estimated fair values are based on a pro forma acquisition date of March 31, 2015, and are for pro forma and illustrative purposes only. These amounts may not be representative or indicative of the estimated fair values that will be reported to give effect to the acquisition as of the actual acquisition date. Accordingly, the accounting and related amounts may change when they are included in the Company’s financial statements.

Note 3—Pro Forma Adjustments to the Unaudited Pro Forma Combined Condensed Statement of Operations for the Three Months ended March 31, 2015 (in thousands, except per share data and percentages)

(A)	Adjustment of $8,836 to record an increase in amortization of acquired purchased technology. The amortization of $10,406 of purchased technology has been calculated based on a new fair value basis of $333,000, amortized over estimated lives of approximately eight years less historical amortization of $1,570.

(B)	Adjustment of $16,202 to record an increase in amortization of acquired customer relationships. The amortization of $17,000 of acquired customer relationship has been calculated based on a new fair value basis of $816,000, amortized over an estimated life of approximately 12 years less historical amortization of $798, which was reclassified from selling, general and administrative expense to cost of sales.

(C)	Adjustment of $475 to record an increase in amortization of acquired tradenames. The amortization of tradenames has been calculated based on a new fair value basis of $19,000, amortized over an estimated useful life of approximately ten years. This adjustment is offset by a reclassification of $798 of historical amortization to cost of sales.

(D)	Adjustment of $25,463 to record increased interest expense related to the Senior Secured Credit Facilities and the Notes using a weighted average interest rate of 4.3%, which represents the current expected interest rate for the Senior Secured Credit Facilities which have a variable rate and the expected fixed rate for the Notes. Total estimated interest expense has been calculated as $31,465 less historical interest expense of $6,002. A change of one eighth of one percent (12.5 basis points) in the interest rate, to the extent that LIBOR is in excess of the 0.75% floor rate applicable to our Senior Secured Credit Facilities, would result in additional annual interest expense (if the interest rate increases) or a reduction to annual interest expense (if the interest rate decreases) of approximately $3,084.

(E)	Adjustment of $601 to record increased interest expense related to the amortization of deferred financing fees. The amortization of deferred financing fees has been calculated based on $57,238, amortized over lives of five years and seven years for the Senior Secured Credit Facilities and eight years for the Notes, totaling $2,053, less historical amortization of deferred financing fees of $1,452.

(F)	Adjustment of $84 to record an increase in amortization expense related to the amortization of OID on the Senior Secured Credit Facilities. The amortization of OID has been calculated based on $11,900 amortized over lives of five years and seven years of $432 less historical OID amortization of $348.

(G)	Adjustment of $1,581 to record an increase in stock compensation expense related to Advent’s equity compensation awards. The preliminary fair value of the stock options and restricted stock units was determined using the Black-Scholes option pricing model and will be recognized on a straight-line basis over the remaining service period. A portion of the preliminary fair value has been attributed to pre-combination services and included as part of total consideration for the Advent acquisition (see Note 2).

(H)	Adjustment of $233 to record a decrease in revenues related to the write-down of acquired deferred revenues to fair value at the acquisition date.

(I)	Adjustment of $17,562 to record a benefit for income taxes, calculated using a combined statutory tax rate of 39%.

(J)	Reflects the issuance of 10,500,000 shares of common stock at a price to the public of $61.50 per share, as if the offering occurred on January 1, 2014.

(K)	Adjustment of $8,444 to eliminate the impact of non-recurring transaction costs related to the Advent acquisition.

Note 4—Pro Forma Adjustments to the Unaudited Pro Forma Combined Condensed Statement of Operations for the Year ended December 31, 2014 (in thousands, except per share data and percentages)

(A)	Adjustment of $34,853 to record an increase in amortization of acquired purchased technology. The amortization of purchased technology of $41,625 has been calculated based on a new fair value basis of $333,000, amortized over estimated lives of approximately eight years less historical amortization of $6,772.

(B)	Adjustment of $64,609 to record an increase in amortization of acquired customer relationships. The amortization of acquired customer relationship of $68,000 has been calculated based on a new fair value basis of $816,000 amortized over an estimated life of approximately 12 years less historical amortization of $3,391, which was reclassified from selling, general and administrative expense to cost of sales.

(C)	Adjustment of $1,900 to record an increase in amortization of acquired tradenames. The amortization of tradenames has been calculated based on a new fair value basis of $19,000 amortized over an estimated useful life of approximately ten years. This adjustment is offset by a reclassification of $3,391 of historical amortization to cost of sales.

(D)	Adjustment of $99,597 to record increased interest expense related to the Senior Secured Credit Facilities and the Notes using a weighted average interest rate of 4.3%, which represents the current expected interest rate for the Senior Secured Credit Facilities which have a variable rate and the expected fixed rate for the Notes. Total estimated interest expense has been calculated as $126,618 less historical interest expense of $27,021. A change of one eighth of one percent (12.5 basis points) in the interest rate, to the extent that LIBOR is in excess of the 0.75% floor rate applicable to our Senior Secured Credit Facilities, would result in additional annual interest expense (if the interest rate increases) or a reduction to annual interest expense (if the interest rate decreases) of approximately $3,084.

(E)	Adjustment of $2,336 to record increased interest expense related to the amortization of deferred financing fees. The amortization of deferred financing fees has been calculated based on $57,238, amortized over lives of five years and seven years for the Senior Secured Credit Facilities and eight years for the Notes totaling $8,210, less historical amortization of deferred financing fees of $5,874.

(F)	Adjustment of $318 to record an increase in amortization expense related to the amortization of OID on the Senior Secured Credit Facilities. The amortization of OID has been calculated based on $11,900 amortized over lives of five years and seven years of $1,729 less historical OID amortization of $1,411.

(G)	Adjustment of $3,375 to record an increase in stock compensation expense related to Advent’s equity compensation awards. The preliminary fair value of the stock options and restricted stock units was determined using the Black-Scholes option pricing model and will be recognized on a straight-line basis over the remaining service period. A portion of the preliminary fair value has been attributed to pre-combination services and included as part of total consideration for the Advent acquisition (see Note 2).

(H)	Adjustment of $109,000 to record a decrease in revenues related to the write-down of acquired deferred revenues to fair value at the acquisition date.

(I)	Adjustment of $123,235 to record a benefit for income taxes calculated using a combined statutory tax rate of 39%.

(J)	Reflects the issuance of 10,500,000 shares of common stock at a price to the public of $61.50 per share, as if the offering occurred on January 1, 2014.

Note 5—Pro Forma Adjustments to the Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31, 2015 (in thousands, except per share data)

(A)	An adjustment of $624,763 to record the anticipated net proceeds from the issuance of 10,500,000 shares of common stock at a price to the public of $61.50 per share.

(B)	Adjustment to reflect the net proceeds from the Senior Secured Credit Facilities and the issuance of the Notes, as summarized below.

Sources:
Senior Secured Credit Facilities	$2,480,000
Notes	500,000

$2,980,000

Uses:
Repayment of SS&C’s total debt	$601,000
New financing costs and OID	80,388

681,388

Adjustment to record net proceeds from the Senior Secured Credit Facilities and the Notes	$2,298,612

(C)	Adjustments related to financing fees:

(1)	Adjustment to record deferred financing fees related to the Senior Secured Credit Facilities and the Notes and write-off existing deferred financing fees.

Intangible and other assets, net
Total financing fees	$68,488
Less: bridge fees expensed through retained earnings	(11,250)

Total financing fees capitalized	57,238
Less: elimination of existing deferred financing fees	(17,316)

Total adjustments to intangible and other assets, net	$39,922

(2)	Adjustment to prepaid income taxes of $4,380 to record tax impact related to the expensing of existing deferred financing fees and OID.

Prepaid income taxes
Elimination of existing deferred financing fees, deductible portion	$2,139
Elimination of existing OID	2,241

Total adjustments to prepaid income taxes	$4,380

(3)	Adjustment to deferred income taxes to record tax impact related to the write-off of existing deferred financing fees and bridge fees expensed through retained earnings.

Deferred income taxes
Elimination of existing deferred financing fees	$4,614
Expense fees related to bridge facility	4,388

Total adjustments to deferred income taxes	$9,002

(4)	Adjustment to retained earnings to record write-off of existing deferred financing fees and OID and fees related to bridge facility, net of taxes.

Retained earnings
Write-off existing deferred financing fees	$17,316
Related tax impact	(6,753)
Write-off existing OID	5,747
Related tax impact	(2,241)
Expense fees related to bridge facility	11,250
Related tax impact	(4,388)

Total adjustments to retained earnings	$20,931

(D)	Adjustment to reflect the Senior Secured Credit Facilities and the Notes to effect the Advent acquisition, as summarized below.

Senior Secured Credit Facilities	$2,480,000
Notes	500,000
OID	(11,900)

Total proposed borrowings, net of OID	$2,968,100

Less: current portion:	(32,800)

Total proposed borrowings, net of OID and current portion	$2,935,300

Repayment of SS&C’s long-term debt, net of OID of $5.7 million	(576,192)

Pro forma adjustment to non-current portion of long-term debt	$2,359,108

Current portion of proposed borrowings	32,800
Repayment of SS&C’s current portion of long-term debt	(19,061)

Pro forma adjustment to current portion of long-term debt	$13,739

(E)	Represents total consideration to be transferred for the acquisition of Advent:

Purchase of Advent’s equity	$2,418,000
Repayment of existing indebtedness, of which $20,000 is current	205,000

Cash consideration	$2,623,000

Fair value of replacement awards attributable to pre-combination services (non-cash increase to additional paid-in capital)	7,031

Total purchase consideration	$2,630,031

(F)	Adjustment of $50,055 to reflect the elimination of Advent’s common stock of $527, additional paid-in capital of $75,925, accumulated other comprehensive loss of $1,321 and accumulated deficit of $125,186.

(G)	Adjustment of $37,050 to recognize estimated transaction fees related to the Advent acquisition. An adjustment of $26,050 represents the assumption of estimated seller transaction fees that will be incurred prior to the acquisition. An adjustment of $11,000 represents estimated transaction fees that will be incurred by us for the Advent acquisition, which are not expected to be tax deductible. However, the evaluation of the deductibility of the transaction costs, and the ability to utilize such benefits, is preliminary and subject to change.

(H)	Represents the adjustments to record Advent’s identified intangible assets at fair value. The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for identified intangibles may differ from this preliminary determination.

Purchased technology	$333,000
Customer relationships	816,000
Tradenames	19,000

Total intangible assets	$1,168,000

Eliminate historical intangible assets	(16,736)

Pro forma adjustment to intangible assets	$1,151,264

(I)	An adjustment of $4,554 to eliminate Advent’s historical deferred financing fees associated with their existing indebtedness that will be repaid in connection with the acquisition.

(J)	An adjustment of $1,741,592 to goodwill to reflect the excess of the purchase price over the preliminary fair value of net assets acquired.

(K)	An adjustment of $109,933 to record the fair value of acquired deferred revenue. The fair value and estimated future service obligation assigned to deferred revenue has been estimated based on a preliminary valuation. The final purchase price allocation will be based on a complete analysis and may result in a materially different allocation for deferred revenue than that presented in these unaudited pro forma financial statements.

(L)	An adjustment of $497,099 to reflect a net increase to deferred tax liabilities resulting from the fair-value adjustments to acquired intangible assets and deferred revenue.

Note 6—Items Not Included

The Unaudited Pro Forma Combined Condensed Statements of Operations do not include any expected cost savings which may be achievable or which may occur subsequent to the Advent acquisition, or the impact of any non-recurring activity and one-time transaction related costs, including acquisition costs that were incurred subsequent to March 31, 2015.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table reconciles our calculations of EBITDA, Adjusted EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA to net income (loss) for the year ended December 31, 2014 after giving effect to the Advent acquisition and related financing transactions on a pro forma basis:

	Year Ended December 31, 2014
	Historical SS&C	Historical Advent	Advent Pro Forma Adjustments	Debt Offerings Pro Forma Adjustments(1)	Pro Forma
	(in thousands)
Net income (loss)	$131,127	$50,263	$(130,380)	$(62,373)	$(11,363)
Interest expense, net	25,472	7,251		102,251	134,974
Income tax provision	46,527	26,518	(83,357)	(39,878)	(50,190)
Depreciation and amortization	99,831	21,201	101,362		222,394

EBITDA	302,957	105,233	(112,375)	—	295,815
Purchase accounting adjustments(2)	476		109,000		109,476
Capital-based taxes	6				6
Unusual or non-recurring charges(3)	4,876	4,628			9,504
Stock-based compensation	11,483	29,371	3,375		44,229
Other(4)	315	(290)			25

Adjusted EBITDA(5)	320,113	138,942	—	—	459,055
Acquired EBITDA and cost savings	11,405				11,405

Consolidated EBITDA	331,518	138,942	—	—	470,460
Advent synergies(6)		45,000			45,000

Acquisition Adjusted EBITDA(7)	$331,518	$183,942	$—	$—	$515,460

(1)	Adjustments to reflect the new Senior Secured Credit Facilities and the Notes offering.
(2)	Purchase accounting adjustments include (a) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of acquisitions and (b) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisitions.
(3)	Unusual or non-recurring charges include foreign currency gains and losses, proceeds from legal and other settlements, severance expenses, transaction costs, losses on currency contracts and other one-time expenses, such as expenses associated with the facilities consolidations, bond redemptions, acquisitions and the sale of fixed assets.
(4)	Other includes the non-cash portion of straight-line rent expense.
(5)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired by us during a period, as if such acquisitions occurred at the beginning of such period, as well as the cost savings achieved in connection with such acquisitions (and consists of adjustments permitted in calculating covenant compliance under our existing credit agreement).
(6)	Advent synergies represent annual run-rate, pre-tax cost synergies expected to be achieved by the end of three years from the closing of the acquisition, a portion of which we anticipate will be realized within 12 to 18 months of closing. Cost synergies are expected to be created from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses. There is no guarantee that the cost savings will be achieved. See Note 7 below and “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”
(7)	Acquisition Adjusted EBITDA gives effect to the Advent synergies, which we expect to achieve by the end of three years from the closing of the Advent acquisition, and therefore accelerates the benefits we expect into the current period. See Note 6 above and “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

The following table reconciles our calculations of EBITDA, Adjusted EBITDA, Consolidated EBITDA and Acquisition Adjusted EBITDA to net income (loss) for the three months ended March 31, 2015 after giving effect to the Advent acquisition and related financing transactions on a pro forma basis:

	Three Months Ended March 31, 2015
	Historical SS&C	Historical Advent	Advent Pro Forma Adjustments	Debt Offerings Pro Forma Adjustments(1)	Pro Forma
	(in thousands)
Net income (loss)	$26,246	$5,076	$(11,519)	$(15,950)	$3,853
Interest expense, net	5,600	1,335		26,148	33,083
Income tax provision	9,780	4,226	(7,364)	(10,198)	(3,556)
Depreciation and amortization	25,996	6,498	25,513		58,007

EBITDA	67,622	17,135	6,630	—	91,387
Purchase accounting adjustments(2)	397		233		630
Capital-based taxes
Unusual or non-recurring charges(3)	9,092	11,087	(8,444)		11,735
Stock-based compensation	4,106	6,605	1,581		12,292
Other(4)	95	(438)			(343)

Adjusted EBITDA	81,312	34,389	—	—	115,701
Acquired EBITDA and cost savings(5)	1,767				1,767

Consolidated EBITDA	83,079	34,389	—	—	117,468
Advent synergies(6)		11,250			11,250

Acquisition Adjusted EBITDA(7)	$83,079	$45,639	$—	$—	$128,718

(1)	Adjustments to reflect the new Senior Secured Credit Facilities and the Notes offering.
(2)	Purchase accounting adjustments include (a) an adjustment to increase rent expense by the amount that would have been recognized if lease obligations were not adjusted to fair value at the date of acquisitions and (b) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisitions.
(3)	Unusual or non-recurring charges include foreign currency gains and losses, proceeds from legal and other settlements, severance expenses, transaction costs, losses on currency contracts and other one-time expenses, such as expenses associated with the facilities consolidations, bond redemptions, acquisitions and the sale of fixed assets.
(4)	Other includes the non-cash portion of straight-line rent expense.
(5)	Acquired EBITDA and cost savings reflects the EBITDA impact of significant businesses that were acquired by us during a period, as if such acquisitions occurred at the beginning of such period, as well as the cost savings achieved in connection with such acquisitions (and consists of adjustments permitted in calculating covenant compliance under our existing credit agreement).
(6)	Advent synergies represent quarterly run-rate, pre-tax cost synergies expected to be achieved by the end of three years from the closing of the acquisition, a portion of which we anticipate will be realized within 12 to 18 months of closing. Cost synergies are expected to be created from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses. There is no guarantee that the cost savings will be achieved. See Note 7 below and “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”
(7)	Acquisition Adjusted EBITDA gives effect to the Advent synergies, which we expect to achieve by the end of three years from the closing of the Advent acquisition, and therefore accelerates the benefits we expect into the current period. See Note 6 above and “Risk Factors—We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this prospectus supplement, and Advent’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this prospectus supplement. These risks and uncertainties are not the only risks we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. For more information, see “Where You Can Find More Information.”

Risks Relating to This Offering

This offering is not contingent upon consummation of the Advent acquisition or the terms of the acquisition, and our stock price could be adversely affected by any failure or delay in completing the acquisition, as well as any failure to complete the acquisition on the terms currently contemplated.

We expect to use a portion of the net proceeds from this offering, together with the proceeds from the Senior Secured Credit Facilities and Notes, to finance our pending Advent acquisition. Completion of this offering is not contingent upon consummation of the Advent acquisition or the terms of the acquisition, even if those terms vary materially from what we currently expect.

We have not identified any specific use of the net proceeds of this offering in the event that the Advent Acquisition is not consummated. In the event the Advent Acquisition is not consummated, we plan to use the net proceeds from this offering for general corporate purposes. This means that our management would have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that would determine our use of the net proceeds from this offering if the Advent acquisition does not occur, we cannot provide any assurance that the return on our use of such net proceeds would be equivalent to the return on investment we currently anticipate from the Advent acquisition. If we do not invest or apply the net proceeds from this offering in ways that enhance our financial returns, our stock price could decline.

Our stock price could also decline in the event we do not complete the Advent acquisition on the terms or on the timeframe currently contemplated, or if we do not complete it at all. Such a decline in stock price could occur regardless of the reason for the delay or failure to complete the Advent acquisition.

We may not achieve the anticipated benefits from our acquisitions and may face difficulties in integrating our acquisitions.

We have acquired and intend in the future to acquire companies, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Any such acquisitions could be significant. However, acquisitions, including the Advent acquisition, could subject us to contingent or unknown liabilities, and we may have to incur debt or severance liabilities or write off investments, infrastructure costs or other assets. Our success is also dependent on our ability to complete the integration of the operations of acquired businesses in an efficient and effective manner, which may be difficult to accomplish in the rapidly changing financial services software and services industry. We may not realize the benefits we anticipate from acquisitions, such as lower costs, increased revenues, synergies and growth opportunities, or we may realize such benefits more slowly than anticipated, due to our inability to:

•	combine operations, facilities and differing firm cultures,

•	maintain employee morale or retain the clients or employees of acquired entities,

•	generate market demand for new products and services,

•	coordinate geographically dispersed operations and successfully adapt to the complexities of international operations, including compliance with laws, rules and regulations in multiple jurisdictions,

•	integrate the technical teams of acquired companies with our engineering organization, or

•	incorporate acquired technologies, products and services into our current and future product and service lines.

As a result, although we have identified approximately $45 million in anticipated annual run-rate, pre-tax cost synergies in connection with the Advent acquisition that we expect to achieve by the end of three years from the closing of the Advent acquisition, but there is no guarantee that we will be able to achieve any or all of these cost savings. We expect the cost synergies to be created from operational efficiencies, integration of our business support functions, reduction in facility costs and elimination of public company expenses.

The process of integrating the operations of Advent and other acquired companies could disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business or financial results. The Advent acquisition and other acquisitions may also place a significant strain on our administrative, operational, financial and other resources. In addition, certain of our acquisitions have generated disputes with stockholders or management of acquired companies that have required the expenditure of our resources to address or have led to litigation; any such disputes may reduce the value we hope to realize from our acquisitions, either by increasing our costs of the acquisition, reducing our opportunities to realize revenues from the acquisition or imposing litigation costs or adverse judgments on us. Acquisitions may also expose us to litigation from our stockholders arising out of the acquisition, which, even if unsuccessful, could be costly to defend and serve as a distraction to management.

The market price of our common stock may be volatile, which could result in substantial losses for investors in our common stock.

Shares of our common stock were sold in our initial public offering, or IPO, at a price of $15.00 per share on March 31, 2010, and in the five intervening years our common stock has traded as high as $64.99 and as low as $13.27. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. In addition, the market price of our common stock may fluctuate significantly. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us,

•	changes in estimates of our financial results or recommendations by securities analysts,

•	failure of any of our products to achieve or maintain market acceptance,

•	changes in market valuations of similar companies,

•	success of competitive products,

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt,

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances,

•	regulatory developments in any of our markets,

•	litigation involving our company, our general industry or both,

•	additions or departures of key personnel,

•	investors’ general perception of us, and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks, financial services stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Provisions in our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors,

•	a classified board of directors so that not all members of our board are elected at one time,

•	advance notice requirements for stockholder proposals and nominations,

•	the inability of stockholders to call special meetings,

•	the ability of our board of directors to make, alter or repeal our bylaws,

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors, and

•	a prohibition on stockholders from acting by written consent.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that our stockholders could receive a premium for their shares of common stock in an acquisition.

FORWARD-LOOKING INFORMATION

This prospectus supplement includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained herein that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding the closing of the Advent acquisition, future financial performance, funding requirements and liquidity; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, competitive strengths or market position, acquisitions and related synergies; growth, declines and other trends in markets we sell into; the anticipated impact of adopting new accounting pronouncements; the anticipated outcome of outstanding claims, legal proceedings, tax audits and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic conditions; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “estimates,” “projects,” “forecasts,” “may” and “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those envisaged by such forward-looking statements. The factors discussed under “Risk Factors,” among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. You should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the report, document, press release, webcast, call or other communication in which they are made. We expressly disclaim any obligation to update our forward-looking statements, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

USE OF PROCEEDS

The net proceeds of this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, are expected to be approximately $625 million, without giving effect to any exercise by the underwriters of their option to purchase additional shares.

We expect to use a portion of the net proceeds from this offering, together with the proceeds from the Senior Secured Credit Facilities and the Notes, to finance our pending acquisition of Advent, to refinance the loans outstanding under our existing credit agreement, to repay Advent’s existing indebtedness and to pay related fees and expenses. We expect to use remaining net proceeds, including any proceeds from the underwriters’ exercise of their option to purchase additional shares, for general corporate purposes. Completion of this offering is not contingent upon consummation of the Advent acquisition. If the Advent acquisition is not consummated for any reason, we will use the net proceeds from this offering for general corporate purposes, which may include repayment of indebtedness, working capital, future acquisitions or other business opportunities.

The following table sets forth the estimated sources and uses of funds in connection with the Advent acquisition. The actual sources and uses of funds may vary from the estimated sources and uses of funds in the table and accompanying footnotes set forth below. You should read the following together with the information included under the headings “Prospectus Summary—Recent Developments—Financing of the Advent Acquisition” and “Prospectus Summary—Unaudited Pro Forma Combined Condensed Financial Information” included elsewhere in this prospectus supplement.

Sources of Funds		Uses of Funds
(in millions)
New Term Loan A-1	$40	Equity Advent acquisition consideration	$2,418
New Term Loan A-2	160	Refinancing of existing indebtedness(2)	806
New Term Loan B-1	1,820	Estimated fees and expenses(3)	150
New Term Loan B-2	460	Cash to balance sheet	252

New Revolving Credit Facility(1)	—
The Notes	500
This offering	646

Total Sources of Funds	$3,626	Total Uses of Funds	$3,626

(1)	The New Revolving Credit Facility will provide for aggregate borrowings of up to $150 million, which is expected to be undrawn at the closing of the Advent acquisition and be available for working capital purposes.
(2)	Represents the repayment of $601 million of existing SS&C indebtedness comprised of facilities used in connection with its acquisition of GlobeOp in 2012 and $205 million of existing Advent indebtedness comprised of $190 million under a term loan facility and $15 million under a revolving credit facility.
(3)	Consists of our estimate of fees and expenses associated with the Advent acquisition and the associated financing transactions, including placement fees, initial purchaser discounts and commissions, underwriting fees, arranging fees and other financing fees and other transaction costs and advisory and professional fees.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis and

•	on a pro forma basis:

•	as adjusted for this offering of 10,500,000 shares of common stock (at a price to the public equal to $61.50 per share), and assuming no exercise of the underwriters’ option to purchase additional shares and

•	as further adjusted for the incurrence of $2.48 billion under the Senior Secured Credit Facilities, the issuance of $500 million of the Notes, the repayment of $601 million of existing SS&C indebtedness comprised of facilities used in connection with its acquisition of GlobeOp in 2012 and $205 million of existing Advent indebtedness comprised of $190 million under a term loan facility and $15 million under a revolving credit facility and the consummation of the Advent acquisition and the payment of $140 million of related fees and expenses.

This offering is not contingent upon consummation of the Advent acquisition or our entering into the Senior Secured Credit Facilities or issuing the Notes, or on the terms of these transactions, which we collectively refer to in the table below as the Financing Transactions. As a result, we cannot assure you that these transactions will be consummated or, if consummated, that they will be consummated on the terms we currently expect.

You should read this table in conjunction with “Use of Proceeds,” “Prospectus Summary—Unaudited Pro Forma Combined Condensed Financial Information” and the condensed consolidated financial statements and related notes thereto in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this prospectus supplement.

	As of March 31, 2015
	Actual	Pro Forma, as Adjusted for this Offering	Pro Forma, as Further Adjusted for the Advent Acquisition and Related Financing Transactions
	(in thousands)
	(unaudited)

Cash and cash equivalents	$88,330	$713,093	$412,195

Long-term debt (including current portion)
Existing credit facility	601,000	601,000	—
Senior Secured Credit Facilities(1)	—	—	2,480,000
Notes	—	—	500,000

Total long-term debt (including current portion)	601,000	601,000	2,980,000

Stockholders’ equity
Class A non-voting common stock, $0.01 par value per share, 5,000 shares authorized; 2,704 shares issued and outstanding	27	27	27
Common stock, $0.01 par value per share, 200,000 shares authorized; 82,513 shares issued, and 81,727 shares outstanding, of which 16 are unvested(2)	825	930	930
Additional paid-in capital	976,449	1,601,107	1,608,138
Accumulated other comprehensive income (loss)	(51,340)	(51,340)	(51,340)
Retained earnings	429,789	429,789	397,858
Less: cost of common stock in treasury, 786 shares	(17,985)	(17,985)	(17,985)

Total stockholders’ equity	1,337,765	1,962,528	1,937,628

Total capitalization	$1,938,765	$2,563,528	$4,917,628

(1)	Comprised of a $40 million 5-year senior secured term loan facility to be made available to our wholly-owned subsidiary, SS&C European Holdings S.a.R.L.; a $160 million 5-year senior secured term loan facility to be made available to our wholly-owned subsidiary, SS&C Technologies Holdings Europe S.a.R.L.; a $1.82 billion 7-year senior secured term loan facility to be made available to SS&C Technologies Inc.; a $460 million 7-year senior secured term loan facility to be made available to SS&C Technologies Holdings Europe S.a.R.L.; and a $150 million senior secured revolving credit facility to be made available to SS&C Technologies Inc. (which is expected to be undrawn at the closing of the Advent acquisition and be available for working capital purposes).
(2)	Pro Forma, as Adjusted for this Offering and Pro Forma, as Further Adjusted for the Advent Acquisition and Related Financing Transactions columns give effect to the issuance of 10,500,000 additional shares of our common stock ($0.01 par value) resulting from this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS

For information concerning our existing indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this prospectus supplement, as well as the information under the heading “Prospectus Summary—Unaudited Pro Forma Combined Condensed Financial Information” included elsewhere in this supplement.

We expect to enter into the Senior Secured Credit Facilities and issue the Notes to finance our pending acquisition of Advent, refinance the loans outstanding under our existing credit agreement, repay Advent’s existing indebtedness and to pay related fees and expenses.

Senior Secured Credit Facilities

We expect that our new senior secured credit facilities, or the Senior Secured Credit Facilities, will be comprised of a $40 million senior secured term loan A facility to be made available to our wholly-owned subsidiary, SS&C European Holdings S.a.R.L, or the Term Loan A-1, a $160 million senior secured term loan A facility to be made available to our wholly-owned subsidiary, SS&C Technologies Holdings Europe S.a.R.L., or the Term Loan A-2, a $1.82 billion senior secured term loan B facility to be made available to SS&C Technologies Inc., or the Term Loan B-1, a $460 million senior secured term loan B facility to be made available to SS&C Technologies Holdings Europe S.a.R.L, or the Term Loan B-2, and together with the Term Loan A-1, Term Loan A-2 and Term Loan B-1, the Term Loans, and a $150 million senior secured revolving credit facility to be made available to SS&C Technologies, or the Revolving Credit Facility, $25 million of which will be made available for letters of credit.

The Senior Secured Credit Facilities will provide that we will have the right to request, subject to customary conditions, incremental term loans and/or revolving commitments in an amount not to exceed (i) $500 million, plus, (ii) an unlimited amount so long as such amount would not cause our pro forma consolidated net secured leverage ratio to exceed that which is in effect as of closing of the Senior Secured Credit Facility.

We will be required to make scheduled quarterly payments of 0.25% of the original principal amount of the Term B-1 Loans and Term B-2 Loans on the closing date, with the balance due and payable on the seventh anniversary of its incurrence. We will be required to make scheduled quarterly payments of the Term A-1 Loans and Term A-2 Loans based on an amortization schedule to be agreed upon. No amortization will be required under the Revolving Credit Facility.

Our obligations under the Term Loans will be guaranteed by (i) SS&C Technologies Holdings, Inc. and each of our existing and future U.S. wholly-owned restricted subsidiaries (subject to customary exceptions and limitations), in the case of the Term Loan B-1 and (ii) SS&C Technologies Holdings, Inc. and each of our existing and future wholly-owned restricted subsidiaries (subject to customary exceptions and other limitations), in the case of the Term Loan A-1, the Term Loan A-2 and the Term Loan B-2. All obligations of the U.S. loan parties under the Senior Secured Credit Facilities will be secured by a perfected security interest in substantially all of the assets of such persons (subject to customary exceptions and limitations), including a pledge of all of the capital stock of substantially all of the U.S. wholly-owned restricted subsidiaries of such persons (with customary exceptions and limitations) and 65% of the capital stock of certain foreign restricted subsidiaries of such persons (with customary exceptions and limitations). All obligations of the non-U.S. loan parties under the Senior Secured Credit Facilities will be secured by a perfected security interest in substantially all of our and the other guarantors’ assets (subject to customary exceptions and limitations), including a pledge of all of the capital stock of substantially all of our wholly-owned restricted subsidiaries (with customary exceptions and limitations).

We expect that the Senior Secured Credit Facilities will include negative covenants that will, among other things and subject to certain exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	incur liens,

•	incur debt,

•	make investments (including in the form of loans and acquisitions),

•	merge, liquidate or dissolve,

•	sell property and assets, including capital stock of our subsidiaries,

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock,

•	alter the business we conduct,

•	amend, prepay, redeem or purchase subordinated debt,

•	engage in transactions with our affiliates, and

•	make dividends, distributions or asset transfers.

Each of these covenants will be subject to customary thresholds and exceptions, to be set forth in the credit agreement governing the Senior Secured Credit Facilities. We expect that the Senior Secured Credit Facilities will also contain certain customary representations and warranties, affirmative covenants and events of default, in each case subject to customary thresholds and exceptions to be set forth in the credit agreement governing the Senior Secured Credit Facilities.

We expect that our Revolving Credit Facility, as well as the Term Loan A-1 and the Term Loan A-2, will require us to comply with a maximum consolidated net secured leverage ratio test that will be tested on the last day of each fiscal quarter.

Notes

We expect to issue $500 million in aggregate principal amount of senior unsecured notes, or the Notes, in connection with the financing of the pending Advent acquisition. The Notes will be fully and unconditionally guaranteed by each wholly-owned domestic restricted subsidiary that borrows amounts under or guarantees the Term Loan B-1 or the Revolving Credit Facility. Interest on the Notes will be payable semi-annually in arrears each year. The indenture governing the Notes is expected to contain customary negative covenants that will, among other things and subject to certain exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	restrict our and our restricted subsidiaries’ ability to incur or guarantee additional indebtedness,

•	pay certain dividends or make certain other distributions in respect of, or repurchase or redeem, capital stock or make other restricted payments,

•	incur liens,

•	allow to exist certain restrictions on the ability of restricted subsidiaries to pay cash dividends or make other payments to us,

•	merge or consolidate with another company or sell all or substantially all of our assets, and

•	enter into transactions with affiliates.

Each of these covenants will be subject to certain thresholds and exceptions to be set forth in the indenture governing the Notes. The Notes will be redeemable at a premium to their issue price after the expiration of a certain “no-call” period. Prior to the expiration of such “no-call” period, the Notes will be able to be redeemed at a customary “make-whole” price. We will also be able to redeem up to a specified percentage of the Notes prior to the expiration of the “no-call” period at a premium with the net cash proceeds of certain equity offerings.

This prospectus supplement and accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the shares offered hereby.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

No amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a non-U.S. holder if the non-U.S. holder provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. holder that is a corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•	we are or have been a United States real property holding corporation (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on, and the gross proceeds of, dispositions of common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. The IRS has announced that Treasury Regulations implementing this withholding tax will defer the withholding obligation until January 1, 2017 for gross proceeds from dispositions of common stock of a U.S. issuer. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	3,150,000
Deutsche Bank Securities Inc.	3,150,000
Credit Suisse Securities (USA) LLC	1,050,000
Barclays Capital Inc.	1,050,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,050,000
Jefferies LLC	1,050,000

Total:	10,500,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,575,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,575,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$61.50	$645,750,000	$742,612,500
Underwriting discounts and commissions payable by us	$1.99875	$20,986,875	$24,134,906
Proceeds, before expenses, to us	$59.50125	$624,763,125	$718,477,594

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $900,000.

Our common stock is quoted on the NASDAQ Global Select Market under the trading symbol “SSNC.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction described in (i) and (ii) is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters in this offering;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans disclosed in the prospectus supplement, including grants of options and shares of common stock to outside directors;

•	the grant of options to purchase shares of common stock and restricted stock awards to new employees made in the ordinary course of business;

•	the filing by us of any registration statement on Form S-8; and

•	the issuance of up to 923,520 shares of common stock by us in connection with any tender offer, merger, amalgamation, consolidation or other similar transaction involving a change of control, provided that the recipients execute a customary lock-up agreement.

Additionally, each of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, that they will not, during the restricted period (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in (i) and (ii) is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering or shares of common stock acquired in this offering, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with such transaction, transfer, distribution or option exercise during the restricted period;

•

transfers or dispositions of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (i) as a bona fide gift, (ii) to family members or to trusts for the benefit of such person or family members of such person, in each case, for estate planning purposes, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or member of the family of such person, or (iv) that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that (a) each transferee or distributee in (i) through (iv) shall agree to be subject to the restrictions described in the immediately preceding paragraph, (b) no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with the transactions, transfers, distributions or option exercises contemplated in (i) and (ii) will be made during the restricted period;

•	the entrance into, or amendment of, a written trading plan designed to comply with Rule 10b5-1 under the Exchange Act, provided that no sales are made pursuant to such trading plan during the restricted period contemplated by the immediately preceding paragraph and that the establishment of such plan will not result in any public filing or other public announcement of such plan by the undersigned or the Company during the restricted period;

•	the exercise of an option to purchase shares of common stock (whether voting or non-voting) granted under a stock incentive plan or stock purchase plan of ours described herein; or

•	transfers, sales, tenders or other dispositions after this offering by our officers and directors of shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock to a bona fide third party pursuant to a tender offer, merger, amalgamation, consolidation or other similar transaction involving a change of control of our company as approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which such director or officer may agree to transfer, sell, tender or otherwise dispose of shares of common stock or such securities in favor of such transaction), provided that if such tender offer, merger, amalgamation, consolidation or other similar transaction is not completed, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock subject to the restrictions described in the preceding paragraph will remain subject to such restrictions.

Further, the undersigned each of our executive directors and officers have agreed that, without the prior written consent of the Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., he or she will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, other than with respect to this offering. each of our directors and officers have agreed to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of his or her shares of common stock except in compliance with the foregoing restrictions.

Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our subsidiaries, for which they have received and may in the future receive customary fees and expenses. In that regard, (i) some or all of the underwriters and/or their affiliates are lenders and/or agents under our existing credit facility, which will be refinanced with the proceeds of this offering and the related transactions and (ii) in connection with the transactions contemplated by the Senior Secured Credit Facilities and the Notes, some or all of the underwriters and/or affiliates of such underwriters have entered into commitments to provide the entire aggregate amount of financing, which is conditional, in part, on the closing of the Advent acquisition, including to (a) act as arrangers, lenders and agents under our proposed Senior Secured Credit Facilities in an aggregate principal amount of $2.63 billion and (b) act as arrangers, lenders and agents under our proposed $900 million bridge loan facilities, and/or to act as initial purchasers or placement agents for the Notes or arrangers for other debt financings that may be borrowed to fund the Advent acquisition, the proceeds of which, together with the proceeds from this offering, are expected to reduce the aggregate commitments of the underwriters and/or affiliates to provide the bridge loan facilities on a dollar for dollar basis, in each case in connection with which such underwriters and/or their respective affiliates will receive customary compensation. In addition, Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. are acting as financial advisors to the Company in connection with the Advent acquisition for which they will receive customary compensation.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares offered by this prospectus supplement has been passed upon by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of SS&C Technologies Holdings, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the DST Global Solutions Ltd. and DST Global Solutions LLC business the registrant acquired during 2014, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Advent Software, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring to those other documents. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus, and the information that we file with the SEC in the future will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement and accompanying prospectus, in each case other than any documents or portions thereof that are “furnished” and not deemed “filed” in accordance with SEC rules, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A unless, and except to the extent, specified in such Current Report:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 26, 2015,

(2)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 1, 2015,

(3)	Our Current Reports on Form 8-K, as filed with the SEC on February 3, 2015, March 30, 2015, April 1, 2015, May 29, 2015 and June 17, 2015,

(4)	Our Definitive Proxy Statement filed with the SEC on April 14, 2015, and

(5)	Amendment No. 1 to our Definitive Proxy Statement filed with the SEC on April 15, 2015.

We incorporate by reference the following items included in Advent Software, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, as filed with the SEC on May 7, 2015:

(1)	Part I — Item 1 (Financial Statements (Unaudited)),

(2)	Part I — Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), and

(3)	Part II — Item 1A (Risk Factors).

In addition, we incorporate by reference the following items included in Advent Software, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on February 24, 2015:

(1)	Part I — Item 1A (Risk Factors),

(2)	Part II — Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), and

(3)	Part II — Item 8 (Financial Statements and Supplementary Data).

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

Attention: Investor Relations

Telephone: (860) 298-4500

PROSPECTUS

SS&C Technologies Holdings, Inc.

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

PURCHASE CONTRACTS

UNITS

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

This prospectus describes the general manner in which the securities may be offered and sold by us. We will provide supplements to this prospectus describing the specific manner in which we may offer and sell the securities to the extent required by law. We urge you to carefully read this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus before you make your investment decision.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “SSNC.” On June 16, 2015, the closing sale price of our common stock on NASDAQ was $60.90 per share. You are urged to obtain current market quotations for our common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus and page 18 of our Annual Report on Form 10-K for the year ended December 31, 2014 which is incorporated by reference herein, as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompany prospectus supplement, before deciding to invest in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2015.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under this shelf registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

Unless the context otherwise requires, in this prospectus, (1) “SS&C Holdings” means SS&C Technologies Holdings, Inc., our top-level holding company, (2) “SS&C” means SS&C Technologies, Inc., our primary operating company and a direct wholly owned subsidiary of SS&C Holdings, (3) “we,” “us” and “our” mean SS&C Holdings and its consolidated subsidiaries, including SS&C and (4) references to our “common stock” include both shares of our common stock and shares of our Class A non-voting common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and is incorporated by reference herein, as well as the risk factors and other information in any other document incorporated by reference into this prospectus.

SS&C Technologies Holdings, Inc.

We are a leading provider of mission-critical, sophisticated software products and software-enabled services that allow financial services providers to automate complex business processes and effectively manage their information processing requirements. Our portfolio of software products and rapidly deployable software-enabled services allows our clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. Our solutions enable our clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs. We provide our solutions globally to more than 7,000 clients, principally within the institutional asset management, alternative investment management and financial institutions vertical markets. In addition, our clients include commercial lenders, corporate treasury groups, insurance and pension funds, municipal finance groups and real estate property managers.

We provide the global financial services industry with a broad range of software-enabled services, which consist of software-enabled outsourcing services and subscription-based on-demand software that are managed and hosted at our facilities, and specialized software products, which are deployed at our clients’ facilities. Our software-enabled services, which combine the strengths of our proprietary software with our domain expertise, enable our clients to contract with us to provide many of their mission-critical and complex business processes. For example, we utilize our software to offer comprehensive fund administration services for alternative investment managers, including fund manager services, transfer agency services, funds-of-funds services, tax processing and accounting. We offer clients the flexibility to choose from multiple software delivery options, including on-premise applications and hosted, multi-tenant or dedicated applications. Additionally, we provide certain clients with targeted, blended solutions based on a combination of our various software and software-enabled services. We believe that our software-enabled services provide superior client support and an attractive alternative to clients that do not wish to install, manage and maintain complicated financial software.

As of March 31, 2015, we had 4,573 full-time employees operating in facilities and offices in 32 locations in North America and 23 offices in Europe, Asia, Australia and Africa.

Corporate Information

Our principal executive offices are located at 80 Lamberton Road, Windsor, Connecticut 06095, our telephone number at that address is (860) 298-4500 and our Internet address is http://www.ssctech.com. The information on our Internet website is not incorporated by reference into this prospectus or the registration statement of which it forms a part, and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this prospectus. These risks and uncertainties are not the only risks we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING INFORMATION

This prospectus and any accompanying prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained herein that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial performance, funding requirements and liquidity; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, competitive strengths or market position, acquisitions and related synergies; growth, declines and other trends in markets we sell into; the anticipated impact of adopting new accounting pronouncements; the anticipated outcome of outstanding claims, legal proceedings, tax audits and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic conditions; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “estimates,” “projects,” “forecasts,” “may” and “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those envisaged by such forward-looking statements. The factors discussed under “Risk Factors,” among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. You should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the report, document, press release, webcast, call or other communication in which they are made. We expressly disclaim any obligation to update our forward-looking statements, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings represent the sum of operating income before income taxes and fixed charges. Fixed charges represent the sum of interest accrued on indebtedness of SS&C Holdings and its consolidated subsidiaries, including the amortization of any debt fees and any debt discount, plus one-third of rents, the proportion deemed representative of the interest factor.

	Quarter Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges	5.8	6.4	4.0	2.9	5.0	2.3

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our amended and restated certificate of incorporation (“Certificate of Incorporation”), our amended and restated bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference into the registration statement of which this prospectus forms a part. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, 5,000,000 shares of Class A non-voting common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated. The following description of our capital stock and the provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws.

Common Stock

As of March 31, 2015, there were 81,726,292 shares of our common stock outstanding and held of record by 16 stockholders, in addition to 2,703,846 shares of our Class A non-voting common stock outstanding and held of record by one stockholder.

Holders of our common stock, other than holders of our Class A non-voting common stock, are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Class A non-voting common stock shall not be entitled to vote except as otherwise specifically required by law. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Each share of Class A non-voting common stock will automatically convert into one share of common stock upon (i) the expiration, with respect to the holder of Class A non-voting common stock, of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, such that such holder could acquire shares of common stock issuable upon conversion of such holder’s shares of Class A non-voting common stock in compliance with the HSR Act, (ii) any other event, the occurrence of which results in the ability of a holder of Class A non-voting common stock to acquire the shares of common stock issuable upon conversion of the Class A non-voting common stock in compliance with the HSR Act or (iii) the sale, assignment, transfer or other disposition of such share of Class A non-voting common stock to a person or entity that would not be required to make a filing under the HSR Act to acquire an equal number of shares of common stock or for which the waiting period under the HSR Act applicable to such person acquiring an equal number of shares of common stock has expired.

Preferred Stock

Under the terms of our Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration rights

We entered into a registration rights agreement, dated as of November 23, 2005, as amended, with Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P (the “Carlyle Holders”) and William C. Stone. The Carlyle Holders no longer own shares of our common stock. Under the registration rights agreement, Mr. Stone can demand that we file a registration statement and can request that his shares be covered by a registration statement that we are otherwise filing, as described below. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations.

Demand Registration Rights. Mr. Stone may request that we register all or a portion of his common stock for sale under the Securities Act. We must use our reasonable best efforts to effect the registration as requested, subject to our right to postpone such registration if we determine that such registration would be materially detrimental to us or our stockholders or if our board of directors determines in its good faith judgment that the registration would have an adverse effect on a then contemplated public offering of our common stock. Mr. Stone’s right to demand registration of shares is subject to the right of the underwriters to limit the number of shares included in the offering. We are required to effect three of these registrations for Mr. Stone. We are not obligated to effect more than three of these registrations in any year. No registration will count towards such numerical limitations, however, if any shares of common stock requested to be registered are cut back by the underwriters of an offering. Mr. Stone is not entitled to make a registration request if he owns less than 5% of our common stock.

Piggy-back Registration Rights. In addition, if at any time we register any shares of common stock, Mr. Stone is entitled to include all or a portion of his common stock in the registration. We must use our reasonable best efforts to effect the registration as requested, unless we determine for any reason not to proceed with the proposed registration of the securities to be sold by us.

We will pay all registration expenses, other than underwriting discounts and selling commissions, related to any demand or piggyback registration, including the reasonable fees and expenses of one counsel selected by the selling stockholders. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify Mr. Stone as selling stockholder in the event of material misstatements or omissions in the registration statement attributable to us, and he is obligated to indemnify us for material misstatements or omissions in the registration statement attributable to him.

Anti-Takeover Provisions

Staggered Board. Our Certificate of Incorporation and Bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our Certificate of Incorporation and Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors; provided that for so long as any of our stockholders has a contractual right with us to remove a director, such director may be removed, with or without cause, by the holders that have the contractual right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. Under our Certificate of Incorporation and Bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office; provided that for so long as any of our stockholders has a contractual right with us to fill a specified vacancy in the board of directors, such specified vacancy shall be filled by the holders that have the contractual right to remove such director by the affirmative vote of at least a majority of the votes that all such holders would be entitled to cast in an annual election of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Action by Written Consent. Our Certificate of Incorporation and Bylaws provide that action may be taken by written consent of stockholders only for so long as William C. Stone, investment funds affiliated with Carlyle, and certain transferees of Carlyle collectively hold a majority of our outstanding common stock. After such time, any action taken by the stockholders must be effected at a duly called annual or special meeting. These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Super-Majority Voting. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in an election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described in the prior two paragraphs.

Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Takeover Statute. We have opted out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market Listing

Our common stock is traded on The NASDAQ Global Select Market under the symbol “SSNC.”

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue. We may offer secured or unsecured debt securities which may be senior or subordinated, and which may be convertible or exchangeable into other securities. The debt securities will be issued under one or more separate indentures between us and a designated trustee. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. To the extent any prospectus supplement relating to an offering of debt securities are inconsistent with this prospectus, the terms of that prospectus supplement will supersede the information in this prospectus.

The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include the following:

•	the title and aggregate principal amount of the debt securities;

•	whether the debt securities will be senior or subordinated;

•	whether the debt securities will be secured or unsecured;

•	whether the debt securities are convertible or exchangeable into other securities;

•	the percentage or percentages of principal amount at which such debt securities will be issued;

•	the interest rate(s) or the method for determining the interest rate(s);

•	the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	the person to whom any interest on the debt securities will be payable;

•	the places where payments on the debt securities will be payable;

•	the maturity date;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such debt securities will be issued;

•	whether such debt securities will be issued in whole or in part;

•	the form of one or more global securities;

•	the identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which the beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without consent of holders of debt securities issued under the indenture;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination, security and release of the guarantees), if any;

•	any applicable subordination provisions for any subordinated debt securities;

•	any restriction or condition on the transferability of the debt securities;

•	the currency, currencies, or currency units in which the purchase price for, the principal of and any premium and any interest on, such debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which we or the purchaser of the debt securities can select the payment currency;

•	the securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	the extent to which a secondary market for the securities is expected to develop;

•	our obligations or right to redeem, purchase of repay debt securities under a sinking fund, amortization or analogous provision; and

•	additional terms not inconsistent with the provisions of the indenture.

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the applicable indenture. In addition, we will describe in a prospectus supplement the material U.S. federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars. Unless we inform you otherwise in a prospectus supplement, the debt securities will not be listed on any securities exchange.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith. If specified in a prospectus supplement, certain of our subsidiaries will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Global Securities

Unless we inform you otherwise in a prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in a prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon holders of beneficial interests in a global security will be described in a prospectus supplement.

Governing Law

The indenture and the debt securities will be construed in accordance with and governed by the laws of the State of New York, without regard to conflicts of laws principles thereof.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our equity securities or securities of third parties, or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices or such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the warrants, debt securities and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of any applicable lock-up provision;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination) from time to time:

•	through underwriters, brokers or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement relating to a particular offering of securities will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, brokers, dealers or agents and the amounts of securities underwritten or purchased by each of them; and

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We may effect the distribution of the securities from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Any underwriters, broker-dealers and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the counter market or otherwise.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business, for which we, or they, may receive customary compensation.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed upon by Davis Polk & Wardwell LLP, New York, New York. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of SS&C Technologies Holdings, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report, which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the DST Global Solutions Ltd. and DST Global Solutions LLC business the registrant acquired during 2014, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Advent Software, Inc. for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the Registration Statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the them, which means that we can disclose important information to you by referring to those other documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC in the future will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement, in each case other than any documents or portions thereof that are “furnished” and not deemed “filed” in accordance with SEC rules, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A unless, and except to the extent, specified in such Current Report:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 26, 2015,

(2)	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, as filed with the SEC on May 1, 2015,

(3)	Our Current Reports on Form 8-K, as filed with the SEC on February 3, 2015, March 30, 2015, April 1, 2015, May 29, 2015 and June 17, 2015,

(4)	Our Definitive Proxy Statement filed with the SEC on April 14, 2015, and

(5)	Amendment No. 1 to our Definitive Proxy Statement filed with the SEC on April 15, 2015.

We incorporate by reference the following items included in Advent Software, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, as filed with the SEC on May 7, 2015:

(1)	Part I — Item 1 (Financial Statements (Unaudited)),

(2)	Part I — Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), and

(3)	Part II — Item 1A (Risk Factors).

In addition, we incorporate by reference the following items included in Advent Software, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on February 24, 2015:

(1)	Part I — Item 1A (Risk Factors),

(2)	Part II — Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), and

(3)	Part II — Item 8 (Financial Statements and Supplementary Data).

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

Attention: Investor Relations

Telephone: (860) 298-4500

10,500,000 Shares

Common Stock

SS&C Technologies Holdings, Inc.

Morgan Stanley

Deutsche Bank Securities

Credit Suisse

Barclays

BofA Merrill Lynch

Jefferies